GAMBLING.COM GROUP LIMITED

22 Grenville Street, St. Helier

Channel Island of Jersey JE4 8PX

July 20, 2021

VIA EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

Re:	Withdrawal of Request for Acceleration of Effectiveness
Gambling.com Group Limited (CIK No. 0001839799)
Registration Statement on Form F-1 (File No. 333-257403)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 16, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for July 20, 2021, at 4:00 p.m. Eastern Daylight Time. Based on our telephonic advice to you through our counsel earlier today, the Company is no longer requesting that such Registration Statement be declared effective at such time and date and we hereby formally withdraw our request for acceleration at the aforementioned effective date.

[Remainder of Page Intentionally Blank]

Sincerely, GAMBLING.COM GROUP LIMITED

By:	/s/ Charles Gillespie
Name:	Charles Gillespie
Title:	Chief Executive Officer